FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on May 8, 2006

OMEGA NAVIGATION ENTERPISES TO PRESENT AT

THE BEAR STEARNS TRANSPORATION CONFERENCE

May 8, 2006. PIREAUS, GREECE.  Omega Navigation Enterprises, Inc. (Nasdaq:ONAV) a provider of global marine transportation services focusing on product tankers announced today that George Kassiotis, the Company’s President and Chief Executive Officer and Gregory McGrath, the Company’s Chief Financial Officer will be presenting at the Bear Stearns Transportation Conference in New York at 8:45 am EDT on Wednesday, May 10, 2006.

The presentation will be available at the Investor Relations Section of Omega Navigation’s corporate website at www.omeganavigation.com

About Omega Navigation Enterprises, Inc.

The Company is an international provider of global marine transportation services through the ownership and operation of product tankers and dry bulk carriers. It was incorporated in the Marshall Islands in February 2005. Its principal executive offices are in Piraeus, Greece and it has also offices in the United States. The company’s product tanker fleet will consist of 6 double hull product carriers, which the company has agreed to acquire, with a total cargo-carrying capacity of 366,358 dwt and an average age of 1.2 years and with delivery expected between May 2006 and July 2006. The company’s dry bulk fleet consists of 2 Handymax carriers with a total cargo-carrying capacity of 105,600 dwt and an average age of 2 years. Once all deliveries are completed, ONAV’s fleet will consist of 8 vessels with a total capacity of 471,958 dwt and an average age of approximately 1.5 years. Furthermore, the company has options to acquire 4 additional ice class 1A double hull product carriers which are under construction and are expected to be available for delivery between March 2007 and September 2007. Omega Navigation’s shares started trading on the NASDAQ National Market in the United States under the symbol "ONAV" on April 7, 2006 and are also listed on the Singapore Exchange Securities Trading Limited.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ  07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  May 8, 2006                   By:        /s Gregory A. McGrath

                                             ------------------------

Gregory A. McGrath
Chief Financial Officer